January 14, 2008

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Tech Data Corporation
Commission File No. 0-14625

Dear Ms. Collins:

We are in receipt of the Securities and Exchange Commission (“SEC”) Staff’s (the “Staff”) letter of comment, dated December 21, 2007, (“Comment Letter”) regarding Tech Data Corporation’s (“Tech Data” or the “Company”) Form 10-K for the fiscal year ended January 31, 2007 (“Form 10-K”) and Definitive Proxy Statement on Schedule 14A, filed April 27, 2007.

The Company’s responses to the Staff’s comments are as follows:

Form 10-K for the Year Ended January 31, 2007

Item 1. Business, page 2

Response to Comment 1.

The Company will include the following disclosure in future filings to cross reference the inclusion of the information about geographic areas to our consolidated financial statement footnotes:

For a discussion of our geographic reporting segments, see “Item 8. Financial Statements and Supplementary Data.”

Response to Comment 2.

As noted in your letter, within our Form 10-K we disclose that 28% of our net sales for the fiscal year ended January 31, 2007 were derived from products purchased from Hewlett Packard (“HP”). We believe it is important for investors to understand that a significant portion of our revenue is derived from the sale of HP products. However, while the overall worldwide relationships with HP are significant when considered together, this relationship is actually numerous smaller relationships and contracts involving specific product groups and geographic territories. Our individual contractual relationships with HP are not unique compared to our other suppliers.

Another key point is that, as discussed in the “Products and Vendors” section within “Item 1. Business” of our Form 10-K, virtually all of our vendor distribution agreements may be terminated without cause by either party upon 30 days notice. Therefore, while our relationships with our vendors may be strategic in nature and mutually beneficial to both parties (which we believe is the case with HP), nothing legally prevents either party from either terminating or modifying our contracts with each other. It is typical for various business terms and conditions with suppliers to change on a frequent basis. This is true whether it is HP or any of our other suppliers. Various risk factors are identified in “Item 1A. Risk Factors” of our Form 10-K that also address this point. Given the above, we consider our disclosure regarding our relationship with HP, including the significance of our sales of HP products coupled with the general comment that any of our vendor relationships may be terminated with 30 days notice, to be adequate.

In determining whether we should file our agreements with HP as an exhibit to our Form 10-K, we considered the following:

•

In the Americas and Europe, we have numerous separate distribution agreements with HP for various different product groups and for the various countries including, the United States, Canada, and many countries within Europe and Latin America.

•

HP, like many of our larger vendors, will evaluate our respective performance within each product group and within each country we operate and will make periodic decisions on whether to continue to operate with us in that product group and/or country under the same local contract terms or whether modification to those local terms is warranted.

The key point is that our contracts with HP tend to be managed locally rather than on a worldwide or regional basis. Therefore, although our overall relationship with Hewlett Packard is significant, we do not consider any of these individual contracts to be significant and have concluded that it is not necessary to file these contracts as exhibit(s) to the Company’s SEC filings.

Item 3. Legal Proceedings, page 10

Response to Comment 3.

**CONFIDENTIAL TREATMENT REQUESTED BY TECH DATA CORPORATION**

Identifying code 15894

[REDACTED]

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Critical Accounting Policies and Estimates, page 18

Response to Comment 4.

The Company is continuing to accrue for unrestricted volume rebates and early payment discounts as they are earned and there has been no change to the accounting policies regarding our vendor incentives, including the vendor receivable allowance policy. However, we recognize the inconsistency in our disclosures, which will be modified for inclusion in all future filings in both our “Critical Accounting Policies and Estimates” within our MD&A and “Summary of Significant Accounting Policies” in the notes to the consolidated financial statements in “Item 8- Financial Statements and Supplementary Data” as follows:

Vendor Incentives

“We receive incentives from vendors related to cooperative advertising allowances, infrastructure funding, volume rebates and other incentive agreements. These incentives are generally under quarterly, semi-annual or annual agreements with the vendors; however, some of these incentives are negotiated on an ad-hoc basis to support specific programs mutually developed with the vendor. Unrestricted volume rebates and early payment discounts received from vendors are recorded when they are earned as a reduction of inventory and as a reduction of cost of products sold as the related inventory is sold. Vendor incentives earned for specifically identified cooperative advertising programs and infrastructure funding are recorded as adjustments to selling, general and administrative expenses, and any amounts earned in excess of the related cost is recorded in the same manner as unrestricted volume rebates, as discussed above.

We also provide reserves for receivables on vendor programs for estimated losses resulting from vendors’ inability to pay or rejections of claims by vendors. Should amounts recorded as outstanding receivables from vendors be deemed uncollectible, additional allowances may be required which could have an adverse effect on our consolidated financial results.”

Our accounting policies for vendor incentives described above encompass the guidance in Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” As this guidance was implemented and in effect for all comparable periods included in our January 31, 2007 Form 10-K, no further discussion of the respective guidance was included.

Financial Statements and Footnotes

Note 9. Long-Term Debt, page 51

Response to Comment 5

As noted in both your letter and Note 9 to the Consolidated Financial Statements included in the Company’s January 31, 2007 Form 10-K, in December 2006, the Company issued $350 million of convertible senior debentures due 2026. These debentures are convertible into cash equal to the lesser of the aggregate principal amount of the debentures to be converted and shares of our common stock with respect to the remainder, if any, of our conversion obligation.

In conjunction with the issuance of these convertible debentures, accounting research was performed and documented related to the appropriate accounting of these debentures and included consideration of the American Institute of Certified Public Accountant’s “road map” in analyzing the various attributes of the convertible senior debentures. The Company’s conclusions were:

•

The $350 million senior convertible debentures do meet the definition of “Instrument C” per EITF Issue No. 90-19 and therefore consideration was given as to whether the debt conversion features embedded in the convertible debentures require bifurcation and accounting at fair value under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”).

•

As a result of meeting conditions listed in the relevant authoritative accounting literature the Company concluded that the debt conversion features do not include embedded derivatives that should be separated from the debt host, and therefore are not required to be marked-to-market each period-end.

In supporting our conclusions regarding whether the debt conversion features include embedded derivatives requiring bifurcation, we considered the conversion features of the convertible senior debentures which are summarized below:

The convertible senior debentures are convertible into cash and the Company’s common stock, if any, anytime after June 15, 2026, or i) if the market price of the common stock, as defined, exceeds 135% of the conversion price per share of common stock or ii) if the

Company calls the debentures for redemption or iii) upon occurrence of certain corporate transactions or “fundamental changes”, as defined. Corporate transactions broadly include significant changes in ownership of the Company or distributions to current stockholders granting them certain stock purchase or other rights not also granted to the holders of the convertible debentures. Fundamental changes are defined as significant changes in ownership of the Company, a major change in the composition of the Company’s board of directors or a termination in trading of the Company’s common stock. Holders of the convertible debentures have the right to convert the debentures into cash and shares of the Company’s common stock, if any, at a conversion rate of 18.4310 shares per $1,000 principal amount of debentures, equivalent to a conversion price of approximately $54.26 per share. Upon conversion, the Company will deliver cash equal to the lesser of the aggregate principal amount of the debentures to be converted and the Company’s total conversion obligation and shares of the Company’s common stock in respect of the remainder, if any, of the Company’s conversion obligation. In addition, holders have the option to require the Company to repurchase the debentures in cash on any of the fifth, tenth or fifteenth anniversary dates from the issue date at 100% of the principal amount plus accrued interest to the repurchase date.

To determine whether the conversion feature includes embedded derivatives requiring bifurcation, our accounting analysis first considered the authoritative guidance under paragraph 12 of SFAS No. 133. Paragraph 12(c) then directed us to paragraphs 6-11 of SFAS No. 133. Paragraph 11(a) of SFAS No. 133 states that in order for an embedded written conversion option to be exempted from the requirements of SFAS No. 133, “…. an issuer must generally conclude that an embedded written conversion option on its stock is:

(1)	indexed to its own stock and
(2)	would be classified in stockholders’ equity if it were issued as a separate instrument.”

In order to determine whether the conversion feature is indexed to our stock, we referred to EITF 01-6 which states that an instrument is “...considered indexed to a company’s own stock within the meaning of Issue 00-19 and paragraph 11(a) of Statement 133 for the issuer provided that:

(1)	the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer), and

(2)	once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. ”

The conversion feature of the convertible senior debentures is not contingent on any observable market or index. Once this conversion feature is triggered, the settlement amount is based solely on the Company’s common stock. As such, the conversion feature is considered indexed to the Company’s own stock.

In order to determine whether or not the features would be classified within the Company’s stockholders’ equity if treated as a separate instrument, we considered EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”), which provides guidance to determine whether the embedded option would be classified in permanent equity. We specifically considered paragraph 9 of EITF 00-19 which states that features that require net-share settlement are to be classified as equity. We then considered paragraphs 12-32 of EITF 00-19 which provides further discussion regarding the accounting for features that provide for net-cash settlements or situations where a Company is unable to comply with the net-share feature thus resulting in cash settlement. Under EITF 00-19, the conversion features meet the definition of an equity instrument as the Company has met all of the requirements of paragraphs 12-32.

In summary, the conversion features of our convertible senior debentures are both (1) indexed to its own stock because it meets the provisions of EITF 01-06 and (2) would be classified in stockholders’ equity in its statement of financial position because it meets the provisions of EITF 00-19. Therefore, it is our conclusion that the scope exception under paragraph 11(a) applies and, therefore, the conversion feature is not within the scope of SFAS 133 and is not required to be bifurcated and separately accounted for as a derivative instrument.

The instrument also includes call and put options that accelerate the repayment of the debt. Under paragraph 61(d) of SFAS No. 133, “call options (or put options) that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument that requires principal repayments unless both of the following conditions are met:

1.	the debt involves a substantial premium or discount; and

2.	the put or call option is contingently exercisable.

Thus, if a substantial premium or discount is not involved, embedded calls and puts (including contingent call or put options that are not exercisable unless an event of default occurs) would not be separated from the host contract.”

As the Company’s convertible debentures do not involve a substantial premium or discount, the conditions above are not met and therefore, the options should not be bifurcated and separated from the host contract.

Response to Comment 6.

Proposed FSP APB 14-a – “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)” in its current form as proposed for comment, would change the Company’s accounting for these debentures and could have a negative impact to our earnings by increasing interest expense.

The proposed guidance was published for comment on August 31, 2007 and was therefore not in existence as of the filing of our January 31, 2007 Form 10-K on March 30, 2007. However, the Company considered disclosure of this proposed guidance in its subsequent quarterly filings on Forms 10-Q.

The Company’s understanding is that the guidance in the proposed FSP is subject to significant change and modification. SEC Staff Accounting Bulletin No. 74 notes that disclosures of the potential effects of proposed accounting standards not yet issued are generally not required because the final standard may differ from the exposure draft. In consideration of the above and consultation with our external advisors, management concluded that discussion of the proposed guidance was premature.

Definitive Proxy Statement of Schedule 14A, Filed April 27, 2007

Compensation Committee Interlocks and Insider Participation, page 12

Response to Comment 7.

The Company did not have any insider participation that met the disclosure requirements of Item 407(e) (4) (iii) of Regulation S-K during the applicable time period. To address this requirement, we will make a disclosure similar to the following in our next proxy, assuming we continue to have no insider participation:

“Compensation Committee Interlocks and Insider Participation

During the last completed fiscal year, none of the members of the Compensation Committee are, or have been, an employee or officer of the Company or had any relationship requiring disclosure under Items 404 or 407 of Regulation S-K under the Securities Act. In addition, during the last completed fiscal year, none of the Company’s executive officers has served as a member of the board of directors or compensation committee of any other entity that has or has had one or more of its executive officers serving as a member of the Company’s Board of Directors.”

Related Person Transactions, page 32

Response to Comment 8.

We confirm that the Company had no related person transactions to disclose under Item 404 of Regulation S-K during the applicable time period. Our proxy statement did not state this due to our interpretation of Rule 12b-13 and Rule 14a-5(a). Although Rule 12b-13 provides that “…if any item is inapplicable or the answer thereto is in the negative, an appropriate statement to that effect shall be made”, this statement is preceded by the phrase “unless expressly provided otherwise”. Rule 14a-5(a) provides that as to the proxy, “No statement need be made in response to any item or sub-item which is inapplicable.”

Tech Data acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings with the Securities and Exchange Commission (the “Commission”);

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions with respect to this matter, please do not hesitate to contact me at (727) 538-7825 or Joseph B. Trepani, Senior Vice President and Corporate Controller, at (727) 538-7060.

Sincerely,

/s/ Jeffery P. Howells
Jeffery P. Howells
Executive Vice President and Chief Financial Officer